Exhibit (a)(28)

NONCOMPETITION AGREEMENT

THIS NONCOMPETITION AGREEMENT (“Agreement”) shall be effective as of the 25th day of March, 2015 (the “Effective Date”) by and between Salix Pharmaceuticals, Inc., a California corporation with its principal place of business in Wake County, North Carolina (together with its subsidiaries, affiliates and successors, hereafter referred to as “Employer”), and Thomas W. D’Alonzo (“Executive”).

WHEREAS, Employer has employed and wishes to continue to employ Executive, and Executive desires to continue in the employment of Employer; and

NOW THEREFORE, in consideration of the mutual obligations set forth in this Agreement, along with other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Employer and Executive agree as follows:

ARTICLE I

EMPLOYMENT

1.1 Position; Duties. Employer hereby agrees to continue to employ Executive as its Acting President and Chief Executive Officer with such duties as are reasonably assigned by the Board of Directors (the “Board”) from time to time and that are consistent with such position.

1.2 Consideration to Executive. Executive hereby acknowledges that this Agreement is supported by adequate and sufficient consideration and that in exchange for signing this Agreement and agreeing to the commitments contained herein, Employer will continue to employ Executive as described in this Agreement and will also pay Executive the sum of Five Hundred Dollars ($500.00), less applicable taxes and other withholdings, which payment is expressly conditioned upon Executive’s execution of this Agreement.

1.3 Nature of Employment. The parties understand and agree that the employment of Executive is for an indefinite period and is subject to termination by either party “at-will,” meaning that either party may terminate the employment relationship at any time.

ARTICLE II

SECRET, CONFIDENTIAL AND/OR PROPRIETARY INFORMATION

2.1 Non-Disclosure. Executive acknowledges and agrees that: (i) as an employee of Employer, Executive has had and will have substantial access to Confidential Information (as defined below), the unauthorized use or disclosure of which would cause Employer to suffer substantial and irreparable harm; (ii) Employer has a legitimate business interest in preventing unauthorized use or disclosure of Confidential Information; and (iii) Employer takes reasonable measures to prevent unauthorized use or disclosure of Confidential Information. Accordingly, Executive will hold for the benefit of Employer, its affiliates, subsidiaries, related entities and designees, and will not disclose to any person or entity other than Employer or persons or entities designated by Employer, any secret, confidential or proprietary information, knowledge, computer data and/or information, research, formulae, patents, trade secrets, product information, customer information or identities, pricing information, non-public personnel information, marketing or other business methods, techniques, processes, practices, procedures, plans or strategies regarding Employer, its subsidiaries or affiliated corporations or business enterprises, or any of their respective customers obtained by Executive during Executive’s employment with Employer, or any other secret, confidential or proprietary information pertaining to Employer, its subsidiaries or affiliated corporations or business enterprises, or any of their respective customers (collectively, the “Confidential Information”), during the term of Executive’s employment with Employer and at all times after Executive’s termination of employment with Employer, unless the Board in writing consents to the contrary. In addition, during the term of Executive’s employment with Employer and at all times after Executive’s termination of employment with Employer, Executive will not use or disclose any Confidential Information for his own benefit or the benefit of any third parties, and will only use or disclose Confidential Information (A) in the course of performing duties assigned by Employer or as authorized in writing by the Board or (B) if Executive is compelled to disclose Confidential Information pursuant to applicable law, regulation or court order, provided that Executive (1) where permitted, provides Employer with at least five (5) business days’ prior written notice of such anticipated disclosure, (2) cooperates with Employer, as reasonably requested thereby, in seeking confidential or protective treatment of such information, and (3) minimizes the extent of any such disclosure. In no event will Executive oppose any action by Employer to obtain a protective order or other relief to prevent the disclosure of Confidential Information or to obtain reliable assurances that confidential treatment will be afforded to Confidential Information. Nothing in this Paragraph is intended to prevent Executive from testifying truthfully and fully in the event testimony is required by legal process.

For purposes of this Agreement, Confidential Information does not include that portion (and only that portion) of any information that is or that becomes available to the public generally (other than as a result of a disclosure by Executive or any third party acting in concert with Executive).

2.2 Return of Employer Property. All material furnished to Executive by Employer during the course of employment shall remain the property of Employer. Immediately upon demand or upon notice of termination of employment, Executive shall give to Employer all materials furnished to Executive, including the originals and all copies of all documents, correspondence, memoranda, records, notes, manuals, materials, customer and prospective customer lists and information, including without limitation computer data, and other things relating, either directly or indirectly, to Employer’s business, including, but not limited to any Confidential Information (collectively, the “Employer Property”), in Executive’s possession, custody or control, unless otherwise agreed to by the Board in writing. The Employer Property shall be in the same condition as when provided to Executive, reasonable wear and tear excepted.

ARTICLE III

RESTRICTIVE COVENANTS

3.1 Restrictive Covenants. Executive understands and agrees that, while employed by Employer and for a period of one (1) year following any termination of employment, whether by Executive or Employer, for any or no cause or reason whatsoever, Executive will abide by the following separate and independent covenants:

(a) Noncompetition. Executive will not work for any Restricted Company listed in Exhibit A to this Agreement or with any affiliate or division of such Restricted Company where: (i) Executive will have duties, or will perform or be expected to perform services that are the same as or substantially similar to those duties or services actually performed by Executive for Employer (or Salix Pharmaceuticals, Ltd. (“Parent”)) within the twelve (12) month period immediately preceding Executive’s termination of employment; or (ii) Executive will use or disclose or be reasonably expected to use or disclose any Confidential Information of Employer.

(b) Nonsolicitation. Executive shall not, without the prior written consent of Employer, on Executive’s own behalf or for any other person, firm, corporation, or other entity, directly or indirectly, solicit the employment of any employee of Employer who is then employed by Employer or who has been employed by Employer in the prior six (6) months, unless such person was involuntarily discharged by Employer or such affiliate.

3.2 Injunctive Relieve to Enforce. Executive acknowledges and agrees that Employer could not be adequately compensated by money damages in the event of Executive’s breach of Article II or Paragraph 3.1. Therefore, Executive agrees that any such breach of Article II or Paragraph 3.1 would cause Employer substantial and irreparable harm for which Employer shall be entitled to a temporary restraining order and preliminary injunction. In addition, any and all attorneys’ fees, costs and expenses incurred by Employer in enforcing the terms of Article II or Paragraph 3.1 shall be reimbursed to Employer by Executive. The remedies enumerated in this Paragraph 3.2 are cumulative in nature and are in addition to any other remedies Employer may have at law or in equity.

3.3 Severability. Executive acknowledges and agrees that (i) the restrictions set forth in Article II and Paragraph 3.1 (A) are reasonable and necessary to protect the legitimate interests of Employer and its affiliates; (B) are reasonable as to time, territory and scope; (C) do not interfere with public policy or public interest; (D) are not unduly harsh as to preclude Executive from other gainful employment; and (E) are described with sufficient accuracy and definiteness to enable Executive to understand the scope of such restrictions; and (ii) Employer would not have entered into this Agreement in the absence of such restrictions. In the event that any court of competent jurisdiction shall determine that any of the restrictions set forth in Article II or Paragraph 3.1 are inequitably broad, it is the intention and agreement of the parties that the decision-maker shall equitably adjust the obligations of Executive under this Agreement rather than entirely eliminate any such obligations. In the event that the decision-maker shall equitably adjust or eliminate any of the restrictive covenants in this Agreement, all other aspects of this Agreement shall remain in full force and effect.

3.4 Other Board Service. No provision of this Agreement shall be construed to prohibit Executive’s continued service on the board of directors of any company, subject to Executive’s continued compliance with Paragraph 2.1.

ARTICLE IV

GENERAL PROVISIONS

4.1 Governing Law; Venue. The validity, interpretation, performance and enforcement of this Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina. Any disputes arising out of this Agreement shall be brought and occur in Wake County, North Carolina.

4.2 Waiver. The waiver by a party of any breach by the other party of any provision of this Agreement shall not operate or be construed as a waiver of any other breach by the other party.

4.3 Severability. In the event that any provision of this Agreement is determined by any body of competent jurisdiction to be unenforceable, illegal or contrary to public policy, that body shall modify such provision to conform to public policy, or to interpret it in such a way as to render it enforceable and legal, in accordance with the intent of the parties as expressed herein. In the event that a body of competent jurisdiction decides that any provision of this Agreement is unenforceable, illegal or contrary to public policy and cannot be reformed, only such provision shall be affected and all other provisions of this Agreement shall remain in full force and effect.

4.4 Notice. Any notice given to Executive pursuant to this Agreement shall be sufficiently given if sent to Executive by registered or certified mail addressed to Executive’s address shown on Employer’s records or such other address as Executive shall have designated in writing to Employer. Any notice given to Employer pursuant to this Agreement shall be sufficiently given if sent to Employer by registered or certified mail to Employer’s principal office or such other address as Employer shall have designated in writing to Executive.

4.5 Executive Acknowledgement. Executive hereby acknowledges that Executive has read and understands the provisions of this Agreement, that Executive has been given the opportunity for Executive’s legal counsel to review this Agreement and that Executive has received a copy of this Agreement.

4.6 Entire Agreement. This Agreement and Exhibit A hereto set forth the entire understanding of the parties and the agreement they desire to reach relating to the subject matter hereof. This Agreement supersedes all prior agreements of the parties hereto on the subject matter hereof (excluding confidentiality and invention agreements between or affecting the parties) including, but not limited to, any prior negotiations, correspondence, agreements, proposals, or understandings. Negotiations, correspondence, agreements, proposals, or understandings not expressly incorporated into this Agreement shall be deemed to be of no force or effect. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as set forth herein. No modification, waiver or agreement of termination of this Agreement shall be binding upon either party unless made in writing and signed for or on behalf of each party. Any such signature of Employer must be that of the representative duly authorized by the Board. In the event of any inconsistency between this Agreement and any benefit plan of Employer, the language of this Agreement shall control both documents. This Agreement may be signed in counterparts.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

SALIX PHARMACEUTICALS, LTD

By:	/s/ WILLIAM BERTRAND, JR.
	Name:	William C. Bertrand, Jr.
	Title:	Acting Chief Operating Officer

EXECUTIVE:

/s/ THOMAS W. D’ALONZO
Thomas W. D’Alonzo